April 6, 2010

Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention: Jim B. Rosenberg

Re:	Pfizer Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-03619

Dear Mr. Rosenberg:

Pfizer Inc. (“Pfizer” or “we") is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 25, 2010, with respect to Pfizer’s Form 10-K filed with the Commission on February 26, 2010 for the fiscal year ended December 31, 2009 (SEC File No. 001-03619) (the “Form 10-K”).

Set forth below is the heading and text of each comment followed by our response.

Exhibit 13.  2009 Financial Report

Financial Review
Industry Specific Challenges
The Loss or Expiration of Intellectual Property Rights, page 3

1.
In light of the Lipitor patent expiring in March 2010 and the significance to your revenue stream, please revise to disclose the expected effect of the patent expiration on your financial position, results of operations and capital resources.

Response

As explained more fully below, we respectfully submit that our current Lipitor disclosures are appropriate and that no additional disclosure should be required.

Securities and Exchange Commission	2

Our Results of Operations

As to our results of operations, we do not expect any material impact in 2010 as a result of the loss of exclusivity for Lipitor and, indeed, we do not expect any material impact on our results of operations until late 2011.

The U.S. patents relating to Lipitor are the basic compound patent; the enantiomer patent; and various process and crystalline form patents. As stated in the Form 10-K, while the U.S. basic product patent for Lipitor has an expiration date in March 2010 (including the pediatric exclusivity period), the patent covering the enantiomeric form of the drug, which is used as the active ingredient in Lipitor, does not expire until June 2011 (including the pediatric exclusivity period).  Additionally, various process and crystalline form patents expire in 2016 and 2017.

As disclosed in our Form 8-K, dated June 18, 2008, in connection with challenges to the Lipitor patents raised by Ranbaxy Laboratories Ltd. (“Ranbaxy”) in 2003, Pfizer and Ranbaxy entered into a settlement agreement that provides Ranbaxy with a license to sell a generic version of Lipitor in the U.S. effective November 30, 2011 and in certain countries outside of the U.S. beginning in September 2011. Notwithstanding the various pending legal challenges to our Lipitor patents in the U.S. (each of which has been disclosed in our 2009 Financial Report, which is attached as exhibit 13 to the Form 10-K (the “Financial Report”)), we do not expect the launch of a generic version of Lipitor to occur in the U.S. prior to November 30, 2011.

Outside the U.S., we will lose exclusivity for Lipitor in various developed markets in 2010, 2011 and thereafter. We do not expect that Lipitor revenue in emerging markets will be materially impacted by loss of exclusivity over the next several years.

As stated above, we believe that our existing disclosure in the Form 10-K with respect to our future performance and generic competition is appropriate and that additional disclosure should not be required.  Throughout our Form 10-K and Financial Report, we warn investors of the risks related to the competition from generic manufacturers that are likely to significantly reduce revenues for products that lose exclusivity.  For example, page 3 of the Financial Report provides that “As is inherent in the biopharmaceutical industry, the loss or expiration of intellectual property rights can have a significant adverse effect on our revenues,” and page 19 of the Form 10-K provides that “Upon the expiration or loss of patent protection for one of our products, …we can lose the major portion of sales of that product in a very short period, which can adversely affect our business.”  In addition, in the Financial Report, we provided certain financial guidance for 2010, the last full year before Lipitor loses exclusivity in the U.S. and certain non-U.S. developed markets, and certain financial targets for 2012, the first full year after Lipitor loses exclusivity in those markets.  We also disclosed in the Financial Report that we expect that no drug will account for more than 10% of our revenues in 2012.

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Our Financial Position and Capital Resources

As to our financial position and capital resources, we believe that we have appropriately disclosed our expectations for the foreseeable future. On pages 35 and 36 of the Financial Report, we provide detailed current and forward-looking information about our financial position, liquidity and capital resources, including a discussion of our credit ratings. We state that: “Due to our significant operating cash flow, financial assets, access to capital markets and available lines of credit and revolving credit agreements, we continue to believe that we have the ability to meet our liquidity needs for the foreseeable future.” In addition, we disclose that two major corporate debt-rating organizations, Moody’s Investors Service and Standard & Poor’s, have rated our long-term debt as A1 and AA, respectively, and both have characterized our long-term debt rating outlook as “stable.” A “stable” rating outlook reflects the rating agency’s view that our long-term credit rating will not change over the intermediate term. In determining a rating outlook, the agency gives consideration to any known or predictable trends and events, such as loss of product exclusivity, that have the potential to impact our financial condition and liquidity in the intermediate term. We believe our credit ratings are a strong indicator of our solid financial position and continued ability to access the capital markets as needed. Further, we disclosed in our Form 8-K, dated February 3, 2010, that we expect to generate operating cash flow of at least $19 billion in 2012, the first full year after the loss of exclusivity for Lipitor in the U.S. and certain non-U.S. developed markets.

Because of our significant expected operating cash flow in 2012, our expected ability to access the credit markets as needed, our available lines of credit and revolving credit agreements and our existing financial assets, we believe that we will have the ability to meet our liquidity needs after the loss of exclusivity for Lipitor and that our current disclosures are appropriate.

Proposed Disclosure in Future Periodic Reports

In light of the Staff’s comments, while we do not believe that such additional disclosure is required, we propose to provide enhanced disclosure in future periodic reports with respect to the loss of exclusivity of Lipitor, a draft of which is provided below.  We believe that, since we do not expect any material impact on our results of operations until late 2011 and since we believe we will have the ability to meet our liquidity needs for the foreseeable future, including such disclosure in future periodic reports, commencing with our next Form 10-Q, would be appropriate.

“We expect that we will lose exclusivity for Lipitor in the U.S. in November 2011 and, as a result, will lose the substantial portion of our U.S. revenue from Lipitor shortly thereafter.  While the loss of exclusivity for Lipitor will occur at various times in developed markets outside the U.S., we expect to maintain a significant portion of the Lipitor revenue in those markets through 2011.  We do not expect that Lipitor revenue in emerging markets will be materially impacted by loss of exclusivity over the next several years.  In 2009, revenue from Lipitor was approximately $5.7 billion in the U.S. and approximately $5.7 billion in markets outside the U.S. (of which approximately $900 million was attributable to emerging markets).”

Securities and Exchange Commission	4

Consolidated Financial Statements
Notes to Consolidated Financial Statements
3.  Other Significant Transactions and Events

A.  Formation of ViiV, an Equity Method Investment, page 59

2.
Please tell us the facts and circumstances giving rise to the recognition of the $482 million gain on the formation of this entity.  Tell us, citing specific authoritative literature, how the accounting complies with GAAP.

Response

We recognized a gain on the formation of ViiV under the guidance of ASC 810-10-40-5, as clarified by Accounting Standards Update No. 2010-02, which requires the recognition of a gain (or loss) when a group of assets constituting a “business” is deconsolidated and exchanged for a noncontrolling interest in an entity.

Accounting for the Transaction

As stated in our Form 10-K, Pfizer and GlaxoSmithKline plc (GSK) created a new company, ViiV Healthcare Limited (ViiV), which is focused solely on research, development and commercialization of human immunodeficiency virus (HIV) medicines. Pfizer and GSK contributed certain existing HIV-related products and research assets to ViiV in exchange for equity ownership in ViiV. Our initial equity interest (15%), combined with other rights and obligations, did not result in control of the entity and, therefore, ViiV was not consolidated. Depending upon milestones achieved with respect to the assets contributed by Pfizer and GSK, our equity interest could vary from 9% to 30.5%.

In exchange for our equity interest, we contributed, among other things, two commercialized products (Celsentri/Selzentry and Rescriptor), certain exclusive distribution rights to another commercialized product (Viracept) and four compounds in clinical development. Our contribution also included the following:

▪	The associated intellectual property rights and know-how
▪	Access to manufacturing know-how and processes
▪	All government authorizations that are required to continue the activities of, and that relate exclusively to, the asset group, to the extent transferable
▪	All inventories associated with the marketed products
▪	All associated marketing materials, domain names and records
▪	Associated contracts (with their benefits as well as performance obligations)

In addition to the above, at the date of transfer,

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▪
Pfizer and ViiV entered into a manufacturing and supply agreement for the Pfizer- contributed products and a research and development services agreement for the clinical development assets. Upon termination of the manufacturing and supply agreement, Pfizer will facilitate technology transfer to ViiV’s replacement supplier.  These customary agreements were determined to be representative of a fair value exchange.

▪	ViiV hired personnel for sales, marketing, finance and R&D as well as for general and administrative functions.

We followed the guidance provided in ASC 805-10-20, which defines a business as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants.” In addition, ASC 805-10-55 states that a business generally consists of inputs and processes applied to those inputs that have the ability to create outputs. The guidance clarifies that a business need not include all of the inputs or processes that the seller (Pfizer) used in operating that business if market participants (in this case, strategic buyers) are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.

We concluded that as a result of the contribution of income-producing assets as well as the existence of a sales force and the ability to obtain inventories, the inputs and processes applied to those inputs had the ability to create outputs at the date of transfer.

Based on the above, the assets contributed by us were determined to constitute a business as they were “capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants.”

Measurement of the Gain

We measured the transaction elements under the guidance provided in ASC 810-10-40-5 and ASC 350-20-35, which resulted in recording our investment in ViiV at fair value and recognizing a gain in net income for the difference between the consideration received – the 15% interest in ViiV – and the carrying amount of the net assets transferred to ViiV (mainly an allocation of reporting unit goodwill and, to a lesser extent, working capital and intangible assets). We note that the carrying value of the transferred intangible assets was not significant, reflecting the fact that the commercialized products and the IPR&D assets were primarily internally developed assets and, as a result, the related costs had previously been expensed as research and development in accordance with ASC 730.

For additional clarity, the contingent earn-out (i.e., preferred dividend payments) was excluded from the calculation of the gain on the transfer and will be recognized in income if and when it is realized or realizable and earned. In the determination to exclude potential earn-outs, we evaluated EITF discussions of Issue 09-4, Seller Accounting for Contingent Consideration. (The EITF did not reach any conclusion in EITF 09-4.) The EITF noted that prior to ASC 810-10-40, a seller typically accounted for contingent consideration only when the contingency was resolved and consideration was received, consistent with the gain contingency literature in ASC 450.  Given that ASC 810 did not specifically amend the guidance for the recognition of gain contingencies and that no measurement guidance for contingent consideration was included in SFAS 160 (now codified under ASC 810), we did not include the contingent consideration in the “fair value of any consideration received” in determining the measurement of the gain.

Securities and Exchange Commission	6

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As requested, we acknowledge that:

▪	Pfizer is responsible for the adequacy and accuracy of the disclosure in its periodic filings with the Commission;
▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
▪	Pfizer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                *                *

Please do not hesitate to contact me at 212-733-6090 with any questions or comments you may have.

Very truly yours,

/s/ Frank A. D’Amelio
Frank A. D’Amelio
Senior Vice President and Chief Financial Officer

cc:           Loretta V. Cangialosi
Senior Vice President and Controller

Larry P. Bradley
Partner - KPMG LLP